UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.

(Name of Subject Fund (Issuer))

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

 N/A
(CUSIP Number of Class of Securities)

 Brett A. Hickey
 Chief Executive Officer and President
 Star Mountain Lower Middle-Market Capital Corp.
 140 E. 45th Street, 37th Floor
 New York, New York 10017
 Tel: (646) 787-0300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Richard Horowitz, Esq.
Alexander C. Karampatsos, Esq.
Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Explanatory Note

Star Mountain Lower Middle-Market Capital Corp. (the “Company”) is filing this Amendment (the “Amendment”) to its Final Amendment of the Issuer Tender Offer Statement on Schedule TO-I/A (the “Original Final Amendment”), which was filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2024, relating to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the SEC on August 30, 2024 by the Company in connection with an offer by the Company to purchase up to 208,792.971 shares of its common stock, par value $0.001 per share (the “Shares”). The purpose of this Final Amendment is to provide updated figures in respect of the amount of Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (as defined below) and accepted by the Company and the corresponding amount payable by the Company pursuant to the Offer.

This Final Amendment relates to the Schedule TO originally filed with the SEC on August 30, 2024 by the Company in connection with an offer by the Company to purchase up to 208,792.971 Shares, which represented 2.5% of the Company’s outstanding Shares as of June 30, 2024, at a price per Share equal to the Company’s net asset value per Share as of September 30, 2024, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 30, 2024 (the “Offer to Purchase”) and the related Notice of Intent to Tender (the “Notice of Intent,” which together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed with the Schedule TO.

This is the Final Amendment to the Schedule TO, and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York City time, on September 30, 2024.

2.
Thereafter, in accordance with Rule 13e-4(f), the Company determined to accept for purchase up to an additional 713.017 Shares (the “Additional Shares”). A total of 677,455.666 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. As of January 9, 2025, in accordance with the terms of the Offer and Rule 13e-4(f), the Company accepted for purchase a total of 209,505.988 Shares, which includes the Additional Shares, validly tendered and not withdrawn on a pro rata basis.

3.	The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2024 in the amount of $24.27.

4.
Payment of the purchase price was made in the form of promissory notes issued to stockholders of the Company whose tendered Shares were accepted for purchase by the Company.  On November 27, 2024, the Company paid such stockholders a total of $5,067,405.40 representing the amount payable under the promissory notes. On January 9, 2025, the Company paid a total of $17,305 to shareholders in cash in respect of the Additional Shares.

Item 12. Exhibits

(b)       Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2025

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.

By:	/s/ Brett A. Hickey
Name:	Brett A. Hickey
Title:	Chief Executive Officer and President